FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 333-207913

The Bank of Yokohama, Ltd.
(Translation of Registrant’s Name Into English)

1-1, Minatomirai 3-Chome
Nishi-ku, Yokohama
Kanagawa 220-8611
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.
English translation of the Japanese-language Notice regarding the filing of a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission, as filed by the registrant with the Tokyo Stock Exchange on November 16, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of Yokohama, Ltd.

By:	/s/ Kenichi Kawamura
	Name:	Kenich Kawamura
	Title:	Director, Managing Executive Officer

Date:  November 16, 2015